EXHIBIT 99.1

CANAGOLD RESOURCES LTD.

First Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three Months ended March 31, 2023

CANAGOLD RESOURCES LTD.

(the “Company”)

First Quarter Report

Management’s Discussion and Analysis

For the Three Months ended March 31, 2023

(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0 Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canagold Resources Ltd. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023, and the audited consolidated financial statements as at December 31, 2022 and 2021 and for the years then ended, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Financial Reporting Standards 34 Interim Finnacial Reporting (“IAS 34”) based upon the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts in the MD&A are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is effective as of May 12, 2023 unless otherwise indicated.

1.1 Background

The Company was incorporated under the laws of British Columbia, and was engaged in the acquisition, exploration, development and exploitation of precious metal properties.  Currently the Company is focused on advancing its New Polaris gold project in BC (Canada).

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As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense.  The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof.  Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company’s control.  As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

1.2 Overall Performance

The Company currently owns a direct interest in the precious metal properties, known as the New Polaris property (British Columbia), the Windfall Hills property (British Columbia), the Fondaway Canyon property (Nevada) and the Corral Canyon property (Nevada) as well as a portfolio of smaller exploration properties in Nevada, Idaho and Montana.

1.2.1 New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On April 17, 2019, the Company filed on SEDAR its updated NI 43-101 report on The New Polaris Gold Project, British Columbia, Canada 2019 Preliminary Economic Assessment (the “Preliminary Economic Assessment”) by Moose Mountain Technical Services (“Moose Mountain”), using flotation/bio-oxidation and CIL leaching process.

The Preliminary Economic Assessment is based upon building and operating a 750 tonne per day gold mine using bio-oxidation followed by a leaching process to produce 80,000 ounces gold per year in doré bars at site.  The updated parameters in the base case economic model includes a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz and all in sustaining cost US$510 per oz.  The Preliminary Economic Assessment for the New Polaris project results in an estimated after-tax net present value of CAD$280 million using a discount rate of 5%, an estimated after-tax internal rate of return of 38%, and an estimated after tax pay-back period of 2.7 years.  The Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability and there is no certainty that the results of the Preliminary Economic Assessment will be realized.

A detailed discussion of the Preliminary Economic Assessment is provided in the report itself, and select information can be found under “Extract of Selected Sections of the New Polaris Preliminary Economic Assessment Report” on pages 13-32 of the Annual Information Form dated March 28, 2022 and filed on SEDAR on March 29, 2022.

Readers are cautioned that the effective date of Preliminary Economic Assessment for New Polaris is February 28, 2019 (the “Effective Date”).  Accordingly, the economic analysis contained in the Preliminary Economic Assessment is based on commodity prices, costs, sales, revenue, and other assumptions and projections that may significantly change from the Effective Date, including a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz.  Readers should not place undue reliance on the economic analysis contained in the Preliminary Economic Assessment because the Company cannot give any assurance that the assumptions underlying the report remain current.

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The Qualified Person (“QP”) pursuant to NI 43-101 for the New Polaris Preliminary Economic Assessment is Marc Schulte, P. Eng.

In September 2020, the Company was granted a Multi Year Area Based Notice of Work Mineral and Coal Exploration Activities and Reclamation Permit by the BC Ministry of Energy, Mines and Low Carbon Innovation to conduct exploration work on the property.  Site preparation and refurbishment was completed to facilitate environmental baseline study and infill drilling to advance to a feasibility study.  In late 2020, the Company had initiated environmental baseline studies which are required for an Environmental Assessment Certificate application and which is a critical first step in advancing the project through the BC major mine permitting process.  The environmental baseline study continued in 2021 and  2022.

In 2021, the Company completed its 47-hole, 24,000 meter (m) infill drilling program designed to upgrade the Inferred Resources of the CWM vein system to an Indicated Resource category for inclusion in a future feasibility study.  The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface.  The drill program was extended with an additional 6,000 m and 7 drill holes completed by the end of February 2022.  The infill drill holes intercepted gold grades over widths throughout the CWM vein system that support the current resource at depth as predicted by the geological model and defined in the Preliminary Economic Assessment. Additionally, the infill drill program has defined new areas of significant gold mineralization such as the C-9 and C-10 veins that have potential to add resource to the deposit.  By mid July 2022, assay results were received for all 54 holes of the drill program.

In August 2022, the Company mobilized an 8,000 m drilling program targeting the shallower high-grade Y-vein system which consists of two parallel, steeply dipping veins striking north–south and located just north of the C-West Main vein.  This target provides an opportunity to define high grade resources at a shallow depth that could be accessed early in the mine life.  High grade intercepts from previous drill holes in this area included 30.6 grams per tonne (“gpt”) gold (“Au”) over 3.2 m, 13.0 gpt Au over 6.8 m and 22.7 gpt Au over 8.0 m.  The drilling program was designed to upgrade the Y-vein resources from Inferred to Indicated category for inclusion in the feasibility study and to explore this vein system for extensions at depth.  By late January 2023 assay results were received for all 25 drill holes of the Y vein drill program.

In October 2022, the Company retained Ausenco Engineering Canada Inc. to complete a feasibility study for the New Polaris gold project.  Key objectives for the feasibility study include:

•	Resource model update (to include nearly 40,000 metres of additional drilling completed)

•	Mining reserves calculation and detailed underground mine plan development

•	Engineer and design all surface infrastructure and processing facilities to include among others: flotation, bio-oxidation, leaching and gold doré bar production

•	Engineer and design surface dry stack tailings and waste rock disposal facility (with no long-term adverse impact on the environment)

•	Evaluate all renewable power alternatives that may be feasible for New Polaris

•	Complete detailed capital and operating cost estimates, including a detailed financial model for the life of the project

The feasibility study is expected to conclude by end of 2023.

In October 2022, the Company signed the Hà Khustìyxh / “Our Way” agreement that establishes the framework for a cooperative and mutually respectful working relationship with the Taku River Tlingit First Nation (“TRTFN”) to support Canagold’s exploration and advancement activities at New Polaris while ensuring to minimize any adverse impacts of mining activity on the rights and interests of the TRTFN. The agreement also lays the foundation for negotiation of future long-term agreements as the project progresses through its permitting, construction and production phases.

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In March 2023, the Company submitted its Initial Project Description (IPD) and Engagement Plan submission to the B.C. Environmental Assessment Office. The Company’s IPD submission formally initiates the early engagement phase of the provincial assessment process. In the IPD, the Company provides an overview and detailed description of the Company’s plans to develop, operate, and eventually decommission the New Polaris Gold Project.

Further details of the 2021 and 2022 drilling programs are provided in the Company’s news releases:

•	News release dated July 6, 2021 and titled, “Canagold Announces Initial 2021 Drill Results From New Polaris Project Including 24.2 gpt Gold over 6.6 m and 15.8 gpt Gold Over 13.0 m”;
•	News release dated July 19, 2021 and titled, “Canagold Announces Additional Results From New Polaris Drill Program Including 14.3 gpt Au Over 2.7 m and 15.3 gpt Au Over 1.7 m”;
•	News release dated July 27, 2021 and titled, “Canagold Drills 30.8 gpt Gold Over 3.9 Meters at New Polaris Project”;
•	News release dated September 22, 2021 and titled, “Canagold Intersects 17.1 gpt Au Over 8.4 m in Hanging-Wall C10 Vein and 25.7 gpt Au Over 2.1 m in C West Main Vein at New Polaris, BC”;
•

News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;

•

News release dated November 10, 2021 and titled, “Canagold Intersects 11.1 gpt Au over 17.8 m and 11 gpt over 8.9 m in 2 Separate Hanging-Wall Veins Adjacent to C West Main Vein at New Polaris Gold Project, BC”;

•	News release dated November 30, 2021 and titled, “Summary of High-Grade Drill Intercepts in the C-9 and C-10 Veins at the New Polaris Project in BC”;
•	News release dated January 26, 2022 and titled, “Canagold Announces High-Grade Drill Intercepts Containing Visible Gold from the C-West Main Zone at New Polaris Project, B”;
•	News release dated February 24, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein at New Polaris Project, BC”;
•	News release dated March 2, 2022 and titled, “Canagold Drilling Intersects Deep Extension of C-West Main Vein, and Discovers New High-Grade Parallel C-Vein at New Polaris Project, BC”;
•	News release dated March 21, 2022 and titled, “Canagold Announces Additional High-Grade Gold Drill Intercepts from the C-10 and the C-West Main Veins at New Polaris Project, BC”;
•	News release dated April 21, 2022 and titled, “Canagold Continues to Intersect High-Grade Gold Mineralization in C-West Main Vein Including 42.5 gpt Au over 2 m at New Polaris Project, BC”.
•

News release dated June 14, 2022 and titled, “Canagold Drilling Intersects New Vein Grading 7.54 gpt Gold over 18.6 m Length at New Polaris Project, BC, Additional High-Grade Mineralization Outlined in C-West Main Vein”;

•

News release dated June 28, 2022 and titled, “Canagold Drilling Reports Two Highest Grade Drill Results of 54 Hole Program Including 13.6 gpt Gold over 25.1 m Length and 34.4 gpt over 6.6 m Length at New Polaris Project, BC”;

•	News release dated July 12, 2022 and titled, “Canagold Summarizes Results of 30,000 m Infill Drill Program at New Polaris Project, BC, Highlights Include 13.6 gpt Over 25.1 m”;
•	News release dated August 18, 2022 and titled, “Canagold Mobilizes Drill Crews and Restarts Resource Expansion Drilling at the New Polaris Project”;
•	News release dated October 11, 2022 and titled, “Canagold Retains Ausenco Engineering to Complete Feasibility Study on New Polaris Project”;
•	News release dated October 27, 2022 and titled, “Canagold Drills 22.1 Grams per Tonne Gold over 4.3 Metres in Y-Vein System at New Polaris”;
•	News release dated January 25, 2023 and titled, “Canagold Announces Agreement with Taku River Tlingit First Nation for Flagship New Polaris Project”; and
•	News release dated February 6, 2023 and titled, “Canagold Confirms Near Surface High-Grade Gold, Including 53.8 gpt Au over 2.78 m and 18.0 gpt Au over 5.64 m in Y-Vein System at New Polaris”.

Details of the expenditures amounts incurred by the Company to advance New Polaris are included in section 1.3 of this MD&A.

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1.2.2 American Innovative Minerals, LLC

1.2.2. Purchase Agreement with American Innovative Minerals, LLC

In 2017, the Company closed a Membership Interest Purchase Agreement (the “Membership Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties.  These properties include the following.

1.2.2.a Fondaway Canyon and Dixie Comstock properties (Nevada, USA):

Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada.  The land package contains 136 unpatented lode claims.  The property has a history of previous surface exploration and mining in the late 1980s and early 1990s.  The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m.  Multiple exploration targets exist along major structural zones, and mineralization is locally concealed by alluvial cover.

Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims.

On May 1, 2017, the Company filed on SEDAR a Technical Report for the Fondaway Canyon Project prepared by Techbase International, Ltd (“Techbase”) of Reno, Nevada and effective April 3, 2017.  The resource estimate was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both Qualified Persons (“QP”), as such term is defined under NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The resource estimate in the technical report included an estimated 409,000 indicated ounces of gold and an estimated 660,000 inferred ounces of gold grading an estimated 6.18 g/t and 6.40 g/t, respectively.

Fondaway Canyon project is subject to both a 3% NSR and a 2% NSR.  The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out.  A balance of $425,000 was outstanding upon the closing of the Membership Agreement in 2017, and a balance of $215,000 remains payable as at March 31, 2023.  The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims.  The property contains a range-front epithermal gold deposit with a non-NI 43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

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On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada, (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell.  The option includes minimum annual work commitments totalling $1.45 million on the properties.  Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.  Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100	(received in 2022)	400	(received in 2022 with fair value of $376,000)
4th anniversary	1,600		1,000
	$2,000		$2,000

Getchell drilled 10 holes totalling 3,874 metres in its 2021 drill program.  In May 2022, Getchell mobilized a drill program to follow up on its prior drilling programs.

1.2.2.b Silver King (Nevada, USA)

Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district near Golconda Summit.  Previous exploration focused on low grade gold values but the property has never been explored for silver.

On October 25, 2018, the Company entered into an option agreement with Brownstone Ventures (US) Inc., a subsidiary of Casino Gold Corp., (“Brownstone Ventures”) on the Company’s wholly owned Silver King patented claim group located in Humboldt County, Nevada.  Under the terms of the ten-year agreement, the Company will receive annual payments of $12,000 plus an option exercise payment of $120,000.  Upon exercise of the option, the Company will retain a 2% NSR royalty on the property of which Brownstone Ventures will have the right to buy back one-half (1%) of the royalty for $1 million.  The Silver King property is a non-core asset in the Company’s Nevada property portfolio.  The Company received $12,000 cash in 2022 (2021- $12,000) which was recognized as mineral property option income.

1.2.2.c Lightning Tree (Idaho, USA)

Lightning Tree property is located in Lemhi County, Idaho, on 4 unpatented claims near the Musgrove gold deposit.

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property.  In order to acquire the property, over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period.  If Ophir fails to incur the exploration expenditure, the property reverts back to the Company.  The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million.  If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir.  In August 2022, the Company received CAD$50,000 cash (2021 – CAD$25,000 cash).  In 2021, the Company received 1.25 million shares with a fair value of $159,600 (2020 - 1.25 million shares with a fair value of $130,500) and 1.25 million warrants with a fair value of $5,000 (2020 - 1.25 million warrants with a fair value of $41,900), all of which were recognized as mineral property option income.

1.2.2.d Hot Springs Point (Nevada, USA)

Hot Springs Point is located in Eureka County, Nevada, on 160 acres.

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company.

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1.2.3 Windfall Hills property (British Columbia, Canada)

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round.  The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

In April 2013, the Company acquired 100% undivided interests in the two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia.  The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty.  The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

In the third quarter of 2020, the Company completed a Phase 2 diamond drill program.  Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes.  Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property.  The Company may seek a partner to advance the project.

Further details of the drilling program for the Windfall Hills project are provided in the Company’s news release dated October 21, 2020 and titled, “Canarc Announces Results of its Special General Meeting of Shareholders Approving Upsized Financing Totaling CAD$8.4 Million”.

1.2.4 Princeton property (British Columbia, Canada)

The Princeton gold property consists of 22 mineral claims over 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road.  The property contains quartz veins with high grade gold (> 10 g/t) hosted in Triassic Nicola Group metasedimentary and metavolcanic rocks intruded by undated granitic dikes and stocks.

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual.  In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”).  Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500.  After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020.  Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

1.2.5 Corral Canyon property (Nevada, USA)

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold.  It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

In November 2019, a five hole, 1600 meter drilling program was completed.  Further details of the drilling program for the Corral Canyon project are provided in the Company’s news release dated November 28, 2019 and titled, “Canarc Completes Phase 1 Drill Program at Corral Canyon, Nevada”.

The Company is seeking a partner to drill identified targets on the property.

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1.2.6 Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest.  The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek.  Pursuant to an option agreement between Skeena and Barrick, Skeena had the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020.  The Company had written off the property in 2005.

Garry Biles, PEng, President and Chief Operating Officer of the Company, was the qualified person, as defined by National Instrument 43-101, and had approved the technical information from the drilling programs for the New Polaris and Windfall Hills projects.

Other Matters

Mr. Andrew Bowering resigned from the Board of Directors in March 2022.

At the Company’s contested Annual and Special General Meeting held on July 19, 2022, shareholders voted for the election of Sofia Bianchi, Carmen Letton, Kadri Dagdelen, Andrew Trow, and Scott Eldridge as Directors for the ensuing year.  Three other nominees originally proposed by the Company, namely Bradford Cooke, Martin Burian and Deepak Malhotra, elected to resign from the Board.

In August 2022, Scott Eldridge resigned as CEO and a Director of the Company, and Catalin Kilofliski was appointed as CEO, and Michael Doyle was nominated as a Director and who subsequently was appointed as Chief Technical Officer.

At the Company’s Special General Meeting held on October 17, 2022, disinterested shareholders voted in favor for the creation of a new control person with Sun Valley Investments AG (“Sun Valley”) owning more that 20% interest of the Company which allowed the closing of the flow through private placement for 4.7 million common shares, resulting in Sun Valley’s ownership interest in the Company increasing from 19.40% to 23.55%. Sun Valley participated in a rights offering in December 2022 and increased its ownership in the Company to 40.06%.

In February 2023, Philip Yee resigned as CFO and Corporate Secretary of the Company, and Mihai Draguleasa was appointed as CFO and Corporate Secretary of the Company.

In March 2023, Colm Keogh was appointed as Senior Vice President, Operations, to further progress the New Polaris project.

1.3 Results of Operations

First Quarter of Fiscal 2023 – Three months ended March 31, 2023 compared with March 31, 2022

The Company incurred a net loss of $252,000 for first quarter of 2023 which is slightly higher than the net loss of $249,000 for the same period in 2022.  Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues.  Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit.

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The table below provides a comparison of expenses for the quarters ended March 31, 2023 (Q12023) and March 31,2022 (Q12022):

General and administrative expenses are slightly higher in Q12023 as the Company intensifies advancing the New Polaris project and operations are becoming more complex. Previously granted stock options have already vested before Q12023, hence no stock-based compensation expense was recorded in Q12023 ($84,000 – Q12022). During Q12023, the Company realized a gain from the reevaluation and sale of marketable securities ($61,000), while in Q12022, there was a loss of $49,000. The income tax recovery is the allocation of the premium in the flow through private placement on a pro rata basis of qualified exploration expenditures incurred during the period.  Income tax recovery of $165,000 in Q12022 was recognized for the pro rata flow through exploration expenditures as the Company conducted its drilling program which was extended into February 2022.

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As at March 31, 2023, the Company has mineral property interests which are comprised of the following:

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))

Acquisition Costs:

Balance, December 31, 2022	$3,910	$348	$655	$23	$4,936
Additions	12	-	-	-	12
Recoveries	-	-	-	-	-
Foreign currency translation adjustment	-	-	1	-	1
Balance, March 31, 2023	3,922	348	656	23	4,949

Deferred Exploration Expenditures:

Balance, December 31, 2022	18,453	997	1,361	530	21,341
Additions:
Exploration:
Assays and sampling	21	-	-	-	21
Drilling	9	-	-	-	9
Environmental	203	-	-	-	203
Feasibility	327	-	-	-	327
Field, camp, supplies	50	-	-	-	50
General, administrative, sundry	6	-	1	-	7
Legal	37		-	-	37
Local labour	16	-	-	-	16
Machinery and equipment	4	-	-	-	4
Metallurgy	38	-	-	-	38
Rental and storage	4	-	6	-	10
Salaries	59	-	-	-	59
Transportation	23	-	-	-	23
Utilities	-	-	1	-	1
Recoveries	-	-	(8)	-	(8)
Foreign currency translation adjustment	16	-	1	1	18
Balance, March 31, 2023	19,266	997	1,362	531	22,156

Mineral property interests:
Balance, March 31, 2023	$23,188	$1,345	$2,018	$554	$27,105

In Q12023, the Company incurred $813,000 expenditures on the New Polaris project, mainly for continuous monthly environmental baseline and feasibility studies.

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1.4 Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, March 31, 2023.  All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

(in $000s except	2023	2022				2021
per share amounts)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Net (loss) income:
(i) Total	$(252)	$(1,274)	$(48)	$(1,134)	$(249)	$(153)	$(520)	$(642)
(ii) Basic per share	$-	$(0.01)	$-	$(0.01)	$-	$-	$(0.01)	$(0.01)
(iii) Fully diluted
per share	$-	$(0.01)	$-	$(0.01)	$-	$-	$(0.01)	$(0.01)

Total assets	$31,939	$32,268	$27,375	$27,062	$28,523	$27,583	$23,572	$24,234
Total long-term liabilities	$1,624	$1,690	$293	$120	$113	$107	$101	$133
Dividends per share	$-	$-		$-	$-	$-	$-	$-

In the first quarter of 2022, the flow through non -cash income tax recovery of $165,000 reduced the net loss.

In the second quarter of 2022, the net loss of $1.1 million was higher than the previous quarters.  Regulatory expenses of $260,000 were significantly higher than prior quarterly periods and were attributable to the proxy contest whereby a proxy solicitation firm and legal council were engaged.  Losses of $423,000 were recognized from decreases in the fair value of marketable securities.

In the third quarter of 2022, net losses are lower than previous quarters mainly due to non-cash expenses (i.e., income tax recoveries resulted from flow through expenditures, reversal of prior share based compensation expenses, revaluation of unrealized gain/losses of marketable securities and foreign exchange. Furthermore, mineral property option income of $480,000 cash from the sale of the Hot Springs Point property reduced net loss in the third quarter of 2022.

In the fourth quarter of 2022, the high net loss is a result of the Company recognizing a non-cash deferred tax expense of $1.4 million due to discrepancies between the book value and tax value of its mineral properties.

1.5 Liquidity

The Company has no operating revenues, has incurred a loss of $252,000 for the three months ended March 31, 2023, and has a deficit of $52.9 million as at March 31, 2023.

The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities.  There can be no assurance that management’s plans will be successful.  These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.  The Company’s unaudited condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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The Company is in the exploration stage and has not yet determined whether its mineral property interests contain reserves.  The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies.  In the past, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	March 31,	December 31,
($000s)	2023	2022

Cash	$2,396	$3,825
Working capital	3,389	4,386

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues, as well as the advancement of New Polaris.

In Q12023, the Company incurred $813,000 expenditures on the New Polaris project, mainly for continuous monthly environmental baseline and feasibility studies.

On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

The Company received a demand loan of CAD$25,000 in late June 2022 which was repaid in July 2022.

In July 2022 the Company received $480,000 from the sale of the Hot Springs Point property.

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley for CAD$2.5 million bearing an interest rate of 5.5% per annum.  The loan has a maturity date of the earliest of:

-	August 15, 2023,
-	The termination of the standby guarantee, and
-	The completion of a rights offering.

The bridge loan was extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares under  the standby guarantee agreement for the rights offering . From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $CAD2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million. In connection with the flow through common shares issued during the year ended December 31, 2022, the Company has an obligation to incur qualified expenditures of CAD$229,000 by the 2023 fiscal year.

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In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25,277,221 common share for total gross proceeds of CAD$4.4 million.

For the year ended December 31, 2022, the Company received proceeds of $325,000 from the disposition of marketable securities and $10,000 from the sale of physical historical geological data library which has minimal value as the Company advances its sole material property, New Polaris. A cash payment of $100,000 was also received by the Compnay under the agreement that the Company has with Getchell for the Fondaway project.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under Item 1.6, further details of contractual obligations are provided as at March 31, 2023.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.6 Capital Resources

At March 31, 2023, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)

Advance royalty payments of $215,000 remain payable as at December 31, 2022 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty; Item 1.2.2.b provides further details. Getchell paid the $35,000 advance royalty in July 2022.

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

Certain amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

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In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.  The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022.  The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5.

The following schedule provides the contractual obligations related to the basic office lease for its Vancouver, BC office and the advance royalty payments for the Fondaway Canyon property as at March 31, 20223:

	Payments due by Period (CAD$000)					Payments due by Period (US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$385	$85	$174	$126	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	215	35	105	75	-

Total, March 31, 2023	$385	$85	$174	$126	$-	$215	$35	$105	$75	$-

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty. Getchell paid the $35,000 advance royalty in July 2022. (Item 1.2.2.a).

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.7 Off-Balance Sheet Arrangements

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.8 Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2023 and 2022:

			Net balance payable
	Three months ended March 31,		March 31,	December 31,
	2023	2022	2023	2022

Key management compensation:
Executive salaries and remuneration (1)	$173	$132	$88	$106
Directors fees	21	4	14	57
Share-based payments	-	86	-	-
	$194	$222	$102	$163

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

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The above transactions are incurred in the normal course of business.

1.9 Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.10 Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period.  Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables;  valuation of certain marketable securities;  accrued site remediation;  amount of flow-through obligations;  recognition of deferred income tax liability;  the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified;  and the recoverability of deferred tax assets.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.  The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.  Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.  The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

At the end of each reporting period, the Company assesses each of its mineral properties to determine whether any indication of impairment exists.  Judgment is required in determining whether indicators of impairment exist, including factors such as:  the period for which the Company has the right to explore;  expected renewals of exploration rights;  whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned;  and results of exploration and evaluation activities on the exploration and evaluation assets.  If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

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Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods.  A reversal of an impairment loss is recognized immediately in profit or loss.

1.11 Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements

The Company did not early adopt any recent pronouncements as disclosed in Note 2, of the audited consolidated financial statements for the year ended December 31, 2022.

1.12 Financial Instruments and Other Instruments

IFRS 9 Financial Instruments:

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and bridge loan approximate their carrying values due to the short terms to maturity.  Cash and certain marketable securities are measured at fair values using Level 1 inputs.  Certain other marketable securities are measured using Level 3 of the fair value hierarchy.  The fair value of deferred royalty and lease liabilities approximate their carrying values as they are at estimated market interest rates using Level 2 inputs.

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(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  As at March 31, 2023, the Company had a working capital (current assets less current liabilities) of $3.4 million (December 31, 2022 – $4.4 million).  The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2023.

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments  as at March 31, 2023:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$385	$85	$174	$126	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	215	35	105	75	-

Total, March 31, 2023	$385	$85	$174	$126	$-	$215	$35	$105	$75	$-

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Item 1.2.2.a).

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Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)   Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada.  Most of its operating expenses are incurred in Canadian dollars.  Fluctuations in the Canadian dollar would affect the Company’s consolidated interim statements comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	March 31,	December 31,
	2023	2022

Cash	$2,396	$3,825
Marketable securities	793	855
Receivables and prepaids	1,174	1,131
Accounts payable and accrued liabilities	(845)	(1,296)
Lease liability	(245)	(257)

Net financial assets (liabilities)	$3,273	$4,259

Based upon the above net exposure as at March 31, 2023 and assuming all other variables remain constant, a 10% (December 31, 2022 – 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $327,000 (December 31, 2022 - $426,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and no variable interest bearing debt.

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investments in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL.  There is no separately quoted market value for the Company’s investments in the shares of certain investments.

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As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities.  Based upon the net exposure as at March 31, 2023 and assuming all other variables remain constant, a net increase or decrease of 30% (December 31, 2022 - 75%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $238,000 (December 31, 2022 - $641,000).

1.13 Other MD&A Requirements

1.13.1 Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found in the Company’s annual information form; and

(c)

is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and audited consolidated financial statements for the years ended December 31, 2022 and 2021.

1.13.2 Outstanding Share Data

The following table presents an updated share data as of May 12, 2023.

1.14 Outlook

The Company expects to continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2023 fiscal year.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

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1.15 Risk Factors

Mineral exploration, development and operation involves a number of risks and uncertainties, many of which are beyond the Company’s control.  These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Company’s Annual Information Form dated March 28, 2023 for the year ended December 31, 2022 and which was filed on SEDAR on March 29, 2023, and the Company’s other disclosure documents as filed in Canada on SEDAR at www.sedar.com.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At March 31, 2023, the Company had 136,889,394 common shares, and 1,775,000 outstanding share purchase options and 638,510 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At March 31, 2023, securities that could be dilutive represented approximately 1.8% of the Company’s issued shares.  None of these dilutive securities were exercisable at prices below the March 31, 2023 closing market price of CAD$0.25 for the Company’s shares, which accordingly would not result in dilution to existing shareholders.

1.16 Internal Controls over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICOFR”).  Except as noted below, our ICOFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Management of the Company recognizes that any controls and procedures, no matter how well conceived and operated, have inherent limitations.  As a result, even those systems designed to be effective can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax.  To remedy this weakness in its ICOFR, the Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as and when needed.

Management performed an assessment of the Company’s ICOFR as at March 31,2023. Based upon the results of that assessment as at March 31,2023 management concluded that its internal control over financial reporting is effective.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there have been no changes in our internal control over financial reporting during year ended March 31,2023 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

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